July 22, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (336) 719-4566

Mark Castaneda
Chief Financial Officer
Pike Holdings, Inc.
100 Pike Way
Mount Airy, North Carolina 27030


Re: 	Pike Holdings, Inc.
	Amendment No. 3 to Registration Statement on Form S-1
	Filed July 12, 2005
File No. 333-124117

Dear Mr. Castaneda:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response to comment 1 of our letter dated July 7, 2005. In addition, we note your discussion on page 43 of the independent third-party valuation you obtained in May 2005. Please file the consent of your appraiser in accordance with Section 436(a)
of Regulation C.

Risk Factors, page 12
A significant stockholder controls the direction of our business .
..
.., page 20

2. Please revise your disclosure to state the percentage ownership of management and its affiliates, excluding Lindsay Goldberg &
Bessemer
and its affiliates, if the underwriters exercise their over-allotment option in full. Alternatively, please explain to us why you deleted this disclosure.

Management`s Discussion and Analysis . . ., page 36
Operational Factors, page 36

3. Please clarify the meaning of "revenue-generating employees" in the first bullet point on page 37.

Employment Agreements, page 78

4. Have you agreed to amend Mr. Pike`s employment agreement in writing? If so, please file a copy with your amended filing.

Stock Incentive Plans, page 79

5. Please file as an exhibit a copy of the 2005 Omnibus
Compensation
Plan.

Item 15.  Recent Sales of Unregistered Securities

6. Please include the securities you issued pursuant to the reincorporation in Delaware.

Exhibits

7. Please file the consents of all persons to be named as directors upon completion of this offering, as required by Rule 438 of Regulation C and Instruction 2 to Item 401(a) of Regulation S-K.

Exhibit 1.1

8. We note the company`s representation concerning Cuba in Section 3(hh). Please tell us what business, if any, the company does with the government of Cuba or any person or affiliate located in Cuba. We may have further comment based on your response.

Exhibit 21.1

9. We note some discrepancies among your list of subsidiaries here and the names of your subsidiaries as stated in your notes to the consolidated financial statements. In addition, we note additional entities in your Second Amendment to the Amended and Restated Credit
Agreement. Please confirm to us that this exhibit is correct or revise.






      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff
Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	W. Clayton Johnson, Esq. (via facsimile 212/474-3700)
      Sarah S. Jones, Esq.
      Cravath, Swaine & Moore LLP
      Worldwide Plaza
	825 Eighth Avenue
	New York, New York 10019
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Mark Castaneda
Pike Holdings, Inc.
July 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE